UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                                ImagineNet Corp.
                  ---------------------------------------------
               (Name of Small Business Registrant in its charter)


         Nevada                                        65-0878035
------------------------------------        ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification no.)
incorporation or organization)

222 Lakeview Ave., # 160-142
West Palm Beach, FL 33401                                  33401
------------------------------------------          ------------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number: (561) 832-5696

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  Each class to be registered

              None                                         None
-----------------------------------           ----------------------------------
Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
            --------------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                         Mintmire & Associates
                         265 Sunrise Avenue, Suite 204
                         Palm Beach, FL 33480
                         Tel: (561) 832-5696 - Fax: (561) 659-5371

TABLE OF CONTENTS

Part I

Item 1.  Description of Business
           (a) Business Development
           (b) Business of Registrant
General
Business Strategy
Sales and Marketing
Competition
Government Regulation
Facilities

Risk Factors

1.   Development Stage Company

2.   No Operating History, Revenues or Earnings.
3.   Minimal Assets, Working Capital and Net Worth
4.   Need for  Additional  Capital:  Going  Concern  Qualification  Expressed by
     Auditor
5.   Dependence on Management
6.   No Existing Customer Base
7. High Risks and Unforeseen Costs Associated with IMAGS's Entry into the Internet Marketing Industry
8.   Competition
9.   Absence of Public Market for Shares
10.  No Dividends
11.  No Cumulative Voting
12.  Control by Existing Management and Stockholders
13. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders
14.  No Secondary Trading Exemption
15. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market

Item 2. Management's Discussion and Analysis or Plan of Operation
                  Plan of Operations
                  Financial Condition, Capital Resources and Liquidity Net Operating Losses
                  Year 2000 Compliance
                  Forward-Looking Statements

Item 3. Description of Property
Item 4. Security Ownership of Certain Beneficial Owners and Managers
Item 5. Directors, Executive Officers, Promoters & Control Persons Family Relationships
         Business Experience
Item 6. Executive Compensation:
         Compensation of Directors
Item 7. Certain Relationships and Related Transactions
Item 8. Description of Securities
         Preferred Stock
         Transfer Agent

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
         (a) Market Information.
         (b) Holders
         (c) Dividends

Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers

PART F/S

Part III

PART F/S

                      INDEX TO AUDITED FINANCIAL STATEMENTS
                      For the period from November 24, 1998
                  (date of inception) through October 31, 1999

   Independent Auditors' Report...............................F-1

   Balance Sheet..............................................F-2

   Statement of Operations....................................F-3

   Statement of Stockholders' Equity..........................F-4

   Statement of Cash Flows....................................F-5

   Notes to Financial Statements..............................F-6

Item 1.  Index to Exhibits

Signatures

PART I

Item 1. Description of Business.

     (a) Business Development.

         IMAGINENET CORP. (hereinafter referred to as the "Company" or "IMAG") was organized under the laws of the State of Nevada on November 24, 1998. The Company is a developmental stage company organized by William H. Ragsdale, the President and Director and sole executive of the Company whose aim is to sell and distribute musical and related instruments and devices via the Internet to the general public. The Company's offices are presently located at 222 Lakeview Avenue, #160-142, West Palm Beach, FL 33401 and its telephone number is (561) 832-5696.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition.

         The Company generally has been inactive, having conducted no business operations except organizational and fund raising activities since its inception. IMAG initially distributed to Mr. William H. Ragsdale a total of 6,000,000 shares of common stock, $0.001 par value per share ( the "Common Stock). These founders shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act"). From November, 1998, through April 1999 IMAG received gross proceeds of $50,000 from the sale of a total of 1,240,000 shares of common stock (the "Common Stock"), in an offering conducted pursuant to
Section 3(b) of the Act, and Rule 504 of Regulation D promulgated thereunder ("Rule 504").(See: Part II. Item 4. "Recent Sales of Unregistered Securities). These offerings were made in the State of Georgia and Florida.

         There are no preliminary agreements or understandings between the Company and its sole executive officer and director or affiliates or lending institutions with respect to any loan agreements or arrangements.

         The Company intends to offer additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. (See Part I, Item 1. "Description of Business - (b) Business of Issuer.")

         See (b) "Business of Issuer" immediately below for a description of the Company's proposed business. As of the date hereof, the Company has no other employees or clients for its services.

     (b) Business of Registrant.

General

         Since its inception, the Company has conducted no business operations except for organizational activities and an offering of Common Stock pursuant to which it has received gross offering proceeds in the amount of $50,000. Further, the Company has had no employees since its organization. It is anticipated that the Company's sole executive officer and director will receive a reasonable salary for services as the sole executive officer at such time as the Company commences business operations. (See Part I, Item 6. "Executive Compensation.") This individual will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5.
"Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.") The Company proposes to sell and distribute musical and related instruments and devices via the internet to the general public.

         The following discussion of the market, as it relates to the Company's medium and long term business objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence operations.

         William H, Ragsdale is a graduate of Oxford with an Associates of Arts Degree, and from Emory University with a Bachelor of Arts Degree. Mr. Ragsdale was employed as an assistant Manager during 1992 and 1993 for The Bread Garden, a landscaping company. From 1993 to the present, Mr. Ragsdale has owned and operated Russell Landscaping and Maintenance. In addition, Mr. Ragsdale plays musical instruments with various bands in the Atlanta, Georgia area. This familiarity with musicians and musical instruments is the training and experience brought to the business. Mr. Ragsdale does not have any marketing experience with musical instruments. The Company believes Mr. Ragsdale's unique creative skills, his special appreciation of music and extensive networking ability in the music field will expose it to many business opportunities and sales.

         William H. Ragsdale decided to provide through the burgeoning global ecommerce distribution network an alternative to musical instrument purchasers which would enable them to make very specific and personal purchasing decisions at an attractive price point. His creativity and salesmanship when combined with his musical interests and the global Internet ecommerce marketing and distribution alternative which will have the advantages of greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company. The time required to be devoted by Mr. Ragsdale to the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. At such time as ImagineNet obtains sufficient funding with which to commence its Internet based operations, hire employees and search for an appropriate site where its executive offices can located Mr. Ragsdale's time commitment will substantially increase.

         In the Company's early Internet web page design stages the Company will be dependent upon Mr. Ragsdale to initiate negotiations to establish strategic alliances with musical instrument suppliers and shippers. Mr. Ragsdale has unique and creative skills which are well suited to achieve lasting strategic alliances. The Company believes that its commercial viability will be directly dependent upon Mr. Ragsdale's networking abilities and salesmanship. There can be no assurance that he will be successful in the future in the negotiation and formation of critical strategic alliances for the Company.(See: Part I - Item 1. "Description of Business (b) Business of Issuer - Risk Factors.")

         In its initial web page design and strategic alliance negotiations phase, the Company will operate out of offices provided by Mr. Ragsdale. In the event the Company requires additional capital during this initial start-up phase, Mr. Ragsdale has committed to fund the operation until such time as additional capital is available.

         Due to the limited capital available to the Company, the principal risks during this phase are that the Company is dependent upon Mr. Ragsdale's efforts, and that the Company will not be able to establish a sufficiently profitable client base to establish the business. (See Part I, Item 1.

"Description of Business," (b) "Business of Issuer - Risk Factors.")

         To implement the initial plan, the Company intends to initiate a self-directed private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial goals and operating costs for a period of twelve (12) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations with existing funds and the financial support of Mr. Ragsdale beyond a period of nine(9) to twelve(12) months.

         Even if the Company is successful at raising this additional money, there can be no assurance that the sales it generates will be sufficient to establish a viable business. Furthermore, the Company may face unforeseen costs associated with entry into musical and related instruments and devices via the internet market. The Company still will be largely dependent upon Mr. Ragsdale' ability to find customers on a profitable and timely basis. Although the Company believes the $100,000 is sufficient to cover operations for the projected period, there can be no assurance that such funding can cover the additional risks associated with expansion. (See Part I, Item 1. "Description of Business,"
(b) "Business of Issuer - Risk Factors.")

         The Company plans to monitor closely its medium term operations for approximately one (1) year. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Industry Regulation.") If it has been successful in securing the necessary financing and if its operations are capable of sustaining itself, the Company intends to seek additional financing in the form of conventional bank financing, small business administration financing, venture capital or the private placement of corporate debt for a total of approximately $1,000,000. There can be no assurance that any of these financing sources will be available to the Company. The Company believes that such expansion will place the Company in a position to be a major presence in the musical and related instrument and device market. If the Company's subsequent expansion is implemented, Mr. Ragsdale believes he will be able to oversee the entire operation with minimal additional personnel.

         The Company has not sought as of yet any debt financing since it believes that any qualified venture capital firm will not loan any funds to the Company until such time as it is fully reporting and has completed at least two years of operations. Once it has met those criteria, the Company intends to seek out funds from licensed venture capital firms and to negotiate terms which will fit the financial capabilities of the Company. Since the Company does not expect to seek debt financing until such time as it has successfully expanded its services to additional locations, it believes that it can negotiate appropriate placement and repayment terms for such borrowings. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the expanded operations. However, in the event the Company did receive debt financing and in the event the Company were not successful in sustaining operations or meeting such debt and defaulted in its payments on the debt, then such debt financing could foreclose upon the Company's interests to the detriment of its shareholders.

         Although the Company is authorized to borrow funds, as discussed, it does not intend to do so until such time as it has been operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's management (except as reasonable salaries, benefits and out of pocket expenses). The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoter, management or their respective affiliates or associates directly or indirectly have an ownership interest. Although there is no present potential for a related party transaction, in the event that any payments are to be made to a promoter and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company.

         There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

         As a reporting company the Company is required to file quarterly on Form 10-QSB and annually on Form 10-KSB and in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be relevant to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

Business Strategy

         The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan (of which there is no assurance), is to profitably participate in the marketing of musical and related instruments and devices via the internet. Once the Company commences to actively pursue business operations its revenues will remain dependent upon the ability of the Company to sell its musical and related instruments and devices.

         The Company's primary direct costs will be (i) marketing and sales expenses related to the company's product marketing, (ii) salaries to Mr. Ragsdale, and an eventual regional manager and laborers (payroll cost), (iii) employee costs (i.e payroll taxes) and associated employee benefits. (See Part I, Item 1, "Description of Business,") Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Georgia unemployment tax rates are affected by claims experience of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage, vision care, disability insurance and employee assistance plans.

         The Company's gross profit margin will be determined in part by its ability to minimize and control operating costs, and specifically labor costs and to maintain a firm control on marketing, sales and advertising costs. The Company will also attempt to maximize market penetration of its products in order to capture a stream of revenue.

Sales and Marketing

         The Company plans to market its products through internet sales. The Company believes that this approach will allow the Company to quickly penetrate the market and gain brand-name recognition. The Company believes that this approach will develop national awareness and ultimately allow it to become a market leader.

         The Company anticipates that its initial sales and marketing efforts will be focused on advertising. Good quality presentations and professional follow-up with clients will also be critical to the Company's success. This approach will include various financing alternatives available. The Company believes the inclusion of "financial alternatives" will, in many cases, provide a manageable way in which a client can utilize the Company's products where he may otherwise have none and thereby close the sale.

Competition

         The markets in which the Company is engaged are subject to vigorous competition. Mail order, catalogue, and retail outlets regularly market the same or similar products. Under such circumstances the competition is intense both as to price and product quality.

Government Regulation

Overview

         As an employer the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Facilities

         In its initial phase, the Company will operate out of offices provided by Mr. Ragsdale. The Company address is 1506 Briarhill Lane NE, Atlanta, Georgia. Mr. Ragsdale will begin researching the real estate market in order to determine the most appropriate site to locate IMAG's offices and facilities. In the event the Company requires additional capital during this phase, Mr.
Ragsdale has committed to fund the operation through its first twelve (12) months if additional capital is not available.

Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. Development Stage Company. IMAG was organized on November 24, 1998, and accordingly, is in the early form of its development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on Mr. Ragsdale's abilities and effectiveness in successfully building a large and profitable client base. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for the Company to become viable. There is intense competition in the marketplace, several competitors are large public companies which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

         2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since its inception, most of the time and resources of IMAG's sole executive officer and director has been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business of internet marketing depends upon the generation of a sufficient amount of sales to enable the Company to continue in operation. There is no assurance that IMAG will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See Part I, Item 1. "Description of Business.")

         3. Minimal Assets, Working Capital and Net Worth. As of October 31, 1999, the Company had total assets in the amount of $49,696, consisting principally of paid-in capital of $56,000 less accrued expenses. As a result of its minimal assets, as of October 31, 1999, the Company has very minimal net worth presently. Further, IMAG's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation after twelve (12) months without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial portion of its revenues, if any. (See Part I, Item 1. "Description of Business")

         4. Need for Additional Capital: Going Concern Qualification Expressed by Auditor. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of twelve(12) months from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. IMAG's independent certified public accountant has expressed this as a "going concern" qualification on the Company's financial statements. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, IMAG may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated.

         5. Dependence on Management: The possible success of the Company is expected to be largely dependent on the continued services of Mr. Ragsdale, the sole executive and director. Mr. Ragsdale is expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as the Company's sole executive officer and director. The loss of the services of Mr. Ragsdale would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on Mr. Ragsdale, and has no employment contract or other agreement.

         6. No Existing Client Base. The Company was only recently organized. The Company currently has no existing clients. The very limited funding currently available to the Company will not permit it to commence business operations except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for IMAG to continue in business after the expiration of the next twelve(12) months, will be available. The Company has no clients presently and there can be no assurance that it will be successful in obtaining clients. Management believes that the Company must, in order to survive, ultimately generate a large dollar amount of sales from a large volume of clients. The Company could be expected to experience substantial difficulty in attracting the high volume of clients. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Business Strategy; and - Sales and Marketing.")

         7. High Risks and Unforeseen Costs Associated with IMAG's Entry into the Internet Marketing Industry. There can be no assurance that the costs associated with the establishment of a client base, or for the obtaining of a substantial volume of sales by IMAG will not be significantly greater than those estimated by the Company. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by IMAG without establishing a business.

         8. Competition . The markets in which the Company is engaged is subject to vigorous competition. The Company's competitors include mail order, catalogue, and retail outlet companies, many of which are larger and have greater financial and marketing resources than the Company. To the extent that such competitors aggressively protect their existing market share through the reduction of pricing and the providing of other purchasing incentives to the Company's targeted clients, the Company's financial condition, results of operations or cash flows could be materially and adversely affected.

         9. Absence of Public Market for Shares. The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Act. There is no public market for the shares of Common Stock and no assurance that one will develop. Of such shares, the Company has issued

6,000,000 shares of common stock to persons affiliated with IMAG pursuant to an exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder. These shares are "restricted securities". Rule 144 of the Act provides, in essence, that holders of restricted securities, one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restrictions. Resales of the free-trading shares of Common Stock by "affiliates, control persons and/or underwriters" of IMAG, as those terms are defined in the Act, will be subject to the volume limitations, described in paragraph (e) of Rule 144. Any transfer or resale of the shares of IMAG's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 6,000,000 shares of the Company's Common Stock were available for resale under Rule 144 commencing on November 24, 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales also might impede future financing by the Company. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

         10. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         11. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and less than one-half of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         12. Control by Existing Management and Stockholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

         13. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the

Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

         14. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         15. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

         Since its inception, the Company has conducted no business operations except for organizational and capital raising activities. For the period from inception (November 24, 1998) through October 31, 1999, the Company had no revenue from operations and accumulated operating expenses amounted to $7,576.

The Company proposes to aggressively compete in the musical and related instruments and devices via the internet for sale to the general public.

         If the Company is unable to generate sufficient revenue from operations to implement its plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for the next approximately nine(9) to twelve(12) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for IMAG to raise additional funds in the event that the Company is unable to generate any revenue from operations and if only a minimal level of revenue is generated in accordance with management's expectations.

          Mr. Ragsdale, at least initially, will be solely responsible for developing IMAG's business. However, at such time, if ever, as sufficient operating capital becomes available, he expects to employ additional staffing. In addition, the Company expects to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to IMAG's business.

Financial Condition, Capital Resources and Liquidity

         At October 31, 1999, the Company had assets totaling $49,696 and liabilities of $7,576 attributable to accrued legal expenses, organization expenses and professional fees. Since the Company's inception, it has received $50,000 in cash contributed as consideration for the issuance of shares of Common Stock.

         IMAG's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 6,000,000 shares of the Company's Common Stock to Mr. Ragsdale, the sole executive officer and director of IMAG, as founders shares. From October through December, 1998 IMAG received gross proceeds of $50,000 from the sale of a total of 1,240,000 shares of common stock, $.01 per value per share (the "Common Stock"), in an offering conducted pursuant to Section 3(b) of the Act, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504") (See: Part II. Item 4. "Recent Sales of Unregistered Securities). These offerings were made in the State of Georgia and Florida. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Part I,
Item 7. "Certain Relationships and Related Transactions.")

         The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of the facility provided by Mr. Ragsdale. In the event the Company requires additional capital during this phase, Mr. Ragsdale has committed to fund the operation until such time as additional capital is available. The Company believes that it will require two (2) to three (3) months in order to determine the market demand potential.

         The ability of the Company to continue as a going concern is dependent upon its ability to obtain a sufficiently large and profitable client base to purchase its products.

         To implement such plan, also during this initial phase, the Company intends to initiate a self- directed private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one (1) year. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of nine(9) to twelve(12) months.

 Net Operating Losses

         The Company has net operating loss carry-forwards of $13,880 expiring at October 31, 2019. The company has a $2,000 deferred tax asset resulting from the loss carry-forwards, for which it has established a 100% valuation allowance. Until the Company's current operations begin to produce earnings, it is unclear as to the ability of the Company to utilize such carry-forwards.

Year 2000 Compliance

         The Company is currently in the process of evaluating its information Technology for Year 2000 compliance. The Company does not expect that the cost to modify its information Technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property

         The Company's executive offices are located at 222 Lakeview Avenue, #160-142, West Palm Beach, Florida 33401. Its telephone number is (561)
832-5696. The Company pays no rent for this space. The Company owns no real or personal property.

Item 4. Security Ownership of Certain Beneficial Owners and Managers

         The following table sets forth information as of January 10, 2000 regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                        Amount
Name and Address of                     Beneficially         Percent of
Beneficial Owner                        Owned                Class (1)
 ----------------                       ----------            --------
Mr. William H. Ragsdale(1)(2)(3)        6,000,000              82.9%
1506 Briarhill Lane NE
Atlanta, GA

All Executive Officers and Directors    6,000,000              82.9%
as a Group (two persons)
-------------------
(1) Based upon 7,240,000 shares of the Company's Common Stock issued and outstanding as of January 10, 2000.
(2) Sole Executive officer of the Company. (3) Sole Member of the Board of Directors of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons

William H. Ragsdale, President and Director

         Mr. William H. Ragsdale is the Company's sole officer, director and is the Company's driving force. He is a graduate of Oxford with an Associates of Arts Degree, and from Emory University with a Bachelor of Arts Degree. Mr. Ragsdale was employed as an assistant Manager during 1992 and 1993 for The Bread Garden, a landscaping company. From 1993 to the present, Mr. Ragsdale has owned and operated Russell Landscaping and Maintenance. In addition, Mr. Ragsdale plays musical instruments with various bands in the Atlanta, Georgia area. This familiarity with musicians and musical instruments is the training and experience brought to the business. Mr. Ragsdale does not have any marketing experience with musical instruments. The Company believes Mr. Ragsdale's unique creative skills, his special appreciation of music and extensive networking ability in the music field will expose it to many business opportunities and sales.

         Management is unable at this time to forecast with any degree of certainty the acceptance of the Company's funding programs or the expenses of doing business; however, IMAG intends to market its programs competitively in the Company's target markets.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                                Age     Position(s) with Company
----                                --      ------------------
Mr. William H. Ragsdale(1)(2)(3)    29      President, Chief Executive Officer,
1506 Briarhill Lane NE                      Secretary, Treasurer  &  Director
Atlanta, GA 30324

         (4) The above-named person(s) may be deemed to be "promoter(s)" and "parent(s)" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Act.

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Director. Mr. Ragsdale will devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as the Company's sole executive officer and director.

         Aside from Mr. Ragsdale, there are no other persons whose activities will be material to the operations of the Company at this time. Mr. Ragsdale is the sole "promoter" of the Company as such term is defined under the Act.

Family Relationships

         There are no family relationships between or among the executive officers and director of the Company.

Business Experience

         William H. Ragsdale is the Company's sole officer and director and is the Company's driving force. He is a graduate of Oxford with an Associates of Arts Degree, and from Emory University with a Bachelor of Arts Degree. Mr. Ragsdale was employed as an assistant Manager during 1992 and 1993 for The Bread Garden, a landscaping company. From 1993 to the present, Mr. Ragsdale has owned and operated Russell Landscaping and Maintenance. In addition, Mr. Ragsdale plays musical instruments with various bands in the Atlanta, Georgia area. This familiarity with musicians and musical instruments is the training and experience brought to the business. Mr. Ragsdale does not have any marketing experience with musical instruments. The Company believes Mr. Ragsdale's unique creative skills, his special appreciation of music and extensive networking ability in the music field will expose it to many business opportunities and sales.

Item 6.  Executive Compensation:

         The Company, in consideration for founders services, issued to Mr. Ragsdale, the Company's sole executive officer and/or director, 6,000,000 shares of restricted common stock. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as IMAG commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services in the positions. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

         The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

         On November 24, 1998, the Company issued 6,000,000 shares of restricted Common Stock to Mr. William H. Ragsdale, the President and Director of the Company and record and beneficial owner of approximately 82.9% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of IMAG performed for the Company by him.

         At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates.(See Part I, Item 1. "Description of Business - (b) Business of Issuer.")

Item 8.  Description of Securities.

                  The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they chose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and nonassessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

Preferred Stock

                  The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.001 par value. Currently there are no issued and outstanding preferred shares of the Company as of January 10, 2000.

Transfer Agent

                  The Company is serving as its own transfer agent until it becomes eligible for quotation with NASD.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         No matter covered by this report was submitted during the last fiscal year end to a vote of the Company's shareholders through the solicitation of proxies or otherwise.

     (a) Market Information.

         There has been no established public trading market for the Common Stock since the Company's inception on November 24,1998.

     (b) Holders.

         As of January 10, 2000, the Company had 26 shareholders of record of its 7,240,000 outstanding shares of Common Stock.

     (c) Dividends.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings.

         The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3. Changes in and Disagreements with Accountants

         Because the Company has been generally inactive since its inception, it has had no independent accountant until the retention in November 1998 of Durland & Company CPA's P.A., 340 Royal Palm Way, 3rd Floor, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland & Company CPA's, P.A., through the date hereof.

Item 4. Recent Sales of Unregistered Securities

         On November 24, 1998, the Company issued 6,000,000 shares of restricted Common Stock to Mr. William H. Ragsdale, the President and Director of the Company and record and beneficial owner of approximately 82.9% of the Company's outstanding Common Stock, for founders services. The founders shares were issued pursuant to 4(2) of the Act to its then shareholder and director.

         From October through April 1999, the Company issued and sold 1,240,000 shares of unrestricted Common Stock to Georgia and Florida residents for cash consideration totaling $50,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.

         The facts relied upon by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

Item 5. Indemnification of Directors and Officers.

         Article  X  of  the  Company's   Articles  of  Incorporation   contains
provisions providing for the indemnification of directors and officers of the Company as follows:

         (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

         (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

         (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

         (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

         The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

         At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

PART F/S

     The Financial Statements of IMAG, and Notes to Financial Statements together with the Independent Auditor's Report of Durland & Company, CPA's, required by this Item commences on page F-1 hereof and are incorporated herein by this reference.





                          INDEX TO FINANCIAL STATEMENTS





Independent Auditors' Report.......................................F-2

Balance Sheet......................................................F-3

Statement of Operations............................................F-4

Statement of Changes in Stockholders' Equity.......................F-5

Statement of Cash Flows............................................F-6

Notes to Financial Statement.......................................F-7

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
ImagineNet Corp.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of ImagineNet Corp., a development stage enterprise, as of October 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the period from November 24, 1998 (Inception) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImagineNet Corp. as of October 31, 1999 and the results of its operations and its cash flows for the period from November 24, 1998 (Inception) through October 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Durland & Company
--------------------------
Durland & Company, CPAs, P.A.
Palm Beach, Florida
December 15, 1999

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                                  Balance Sheet
                                October 31, 1999


                             ASSETS
CURRENT ASSETS
  Cash                                                          $     49,696
                                                                -------------

          Total current assets                                        49,696
                                                                -------------

Total Assets                                                    $     49,696
                                                                =============

              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable
     Trade                                                      $      4,812
     Related party                                                     2,764
                                                                -------------

          Total current liabilities                                    7,576
                                                                -------------

Total Liabilities                                               $      7,576
                                                                -------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.001 par value, authorized 10,000,000
      shares, 0 issued and  outstanding
  Common stock, $0.001 par value, authorized 50,000,000
     shares; 7,240,000 issued and outstanding                          7,240
  Additional paid-in capital                                          48,760
  Deficit accumulated during the development stage                   (13,880)
                                                                -------------

          Total stockholders' equity                                  42,120
                                                                -------------

Total Liabilities and  Stockholders' Equity                     $     49,696
                                                                =============









     The accompanying notes are an integral part of the financial statements

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                             Statement of Operations
       Period from November 24, 1998 (Inception) through October 31, 1999




Revenues                                            $                 0
                                                    -------------------

General and administrative expenses                                 304
Accounting fees                                                   4,812
Legal fees - related party                                        2,764
Services - related party                                          6,000
                                                    -------------------

   Total expenses                                                13,880
                                                    -------------------

Net loss                                            $           (13,880)
                                                    ===================

Loss per weighted average common share              $              (.00)
                                                    ===================

Number of weighted average common shares outstanding          6,870,088
                                                    ===================











     The accompanying notes are an integral part of the financial statements

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
            Statement of Changes in Stockholders' Equity Period from
             November 24, 1998 (Inception) through October 31, 1999



                                                                                                     Deficit
                                                                                                   Accumulated
                                                                                   Additional       During the         Total
                                                    Number of         Common         Paid-In       Development     Stockholders'
                                                      Shares          Stock          Capital          Stage           Equity
                                                 ---------------- -------------- --------------- ---------------- ---------------

BEGINNING BALANCE,
November 24, 1998 (Inception)                                   0 $            0 $             0 $              0 $             0
 11/98 - founders' shares ($0.001/sh.)                  6,000,000          6,000               0                0           6,000
 11/98 - cash ($0.01/sh.)                                  40,000             40             360                0             400
 12/98 - cash ($0.01/sh.)                                 260,000            260           2,340                0           2,600
  4/99 - cash ($0.05/sh.)                                 940,000            940          46,060                0          47,000

Net loss                                                        0              0               0          (13,880)        (13,880)
                                                 ---------------- -------------- --------------- ---------------- ---------------

BALANCE, October 31, 1999                               7,240,000 $        7,240 $        48,760 $        (13,880)$        42,120
                                                 ================ ============== =============== ================ ===============






     The accompanying notes are an integral part of the financial statements

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows
       Period from November 24, 1998 (Inception) through October 31, 1999




CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                      $      (13,880)
  Adjustments to reconcile net loss to net cash
     used by operating activities:
          Stock issued for services                                      6,000
  Changes in operating assets and liabilities
          Increase in accounts payable - trade                           4,812
          Increase in accounts payable - related party                   2,764
                                                                --------------

Net cash used by operating activities                                     (304)
                                                                --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                50,000
                                                                --------------

Net cash provided by financing activities                               50,000
                                                                --------------

Net increase in cash                                                    49,696
                                                                --------------

CASH, beginning of period                                                    0
                                                                --------------

CASH, end of period                                             $       49,696
                                                                ==============









     The accompanying notes are an integral part of the financial statements

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(1)      The  Company  ImagineNet  Corp.  (the  Company)  is a Nevada  chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on November 24, 1998.

         The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute musical and related instruments and devices via the Internet. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

         The following summarize the more significant accounting and reporting policies and practices of the Company:

         a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

         b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

         c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

         d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.001 par value common stock, and 10,000,000 shares of $0.001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 7,240,000 shares of common stock issued and outstanding at October 31, 1999. The Company had issued none of its shares of preferred stock at October 31, 1999. On November 24, 1998, the Company issued 6,000,000 shares of common stock to its founder and President for services rendered in connection with the organization of the Company. During the period ended October 31, 1999, the Company issued 1,240,000 shares of common stock for $50,000 in cash.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $13,880 expiring at October 31, 2019. The amount recorded as deferred tax assets as of October 31, 1999 is approximately $2,000, which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4) Related Parties See Note (2) for shares issued for services.

         During the period ended O ctober 31, 1999, a shareholder and general counsel for the Company performed legal services in the amount of $2,764 on behalf of the Company. This amount was still outstanding at October 31, 1999 and is presented in Accounts payable - related party.
                                       F-7

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(5) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $13,880 accumulated from November 24, 1998 (Inception) through October 31, 1999. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to begin its planned operations.

Part III

Item 1.                    Index to Exhibits


3(i).1            Articles of Incorporation of ImagineNet Corp.
                  (filed November 24, 1998)

3(ii).1           Bylaws

27.1              Financial Data Schedule





                                   SIGNATURES
                                   ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ImagineNet Corp.
                           (Registrant)



Date: January 13, 2000    By:/s/ William H.  Ragsdale
                             ------------------------
                         William H. Ragsdale, President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


     Date              Signature                         Title
     ----              ---------                         -----

January 13, 2000      By: /s/ William H.  Ragsdale       President and Director
                         ------------------------
                         William H. Ragsdale